Exhibit 5.05(2)

CHINA MARINE FOOD GROUP LIMITED
Finance Code of Professional Conduct

China Marine Food Group Limited’s (“China Marine”) financial mission includes promotion of professional conduct in the practice of financial management worldwide. China Marine’s Chief Executive Officer (CEO), Chief Financial Officer (CFO), and all other employees hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all shareholders' interests are appropriately balanced, protected, and preserved.

This Finance Code of Professional Conduct embodies principles which we are expected to adhere to and advocate. These principles of ethical business conduct encompass rules regarding both individual and peer responsibilities, as well as responsibilities to China Marine shareholders and the public. The CEO, CFO, and all employees are expected to abide by this Code. Any violations of the China Marine’s Finance Code of Professional Conduct may result in disciplinary action, up to and including termination of employment.

All employees will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in their personal and professional relationships.
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Provide shareholders with information that is accurate, complete, objective, fair, relevant, timely, and understandable, including information in our filings with and other submissions to the U.S. Securities and Exchange Commission and other public bodies.

•	Comply with rules and regulations of federal, state, provincial and local governments, and of other appropriate private and public regulatory agencies.
•	Action in good faith, responsibly, with due care, competence, and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.
•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose.
•	Not use confidential information acquired in the course of one’s work for personal advantage.
•	Share knowledge and maintain professional skills importance and relevancy to shareholders’ needs.
•	Proactively promote and be an example of ethical behavior as a responsible individual among peers, in the working environment and the community.
•	Exercise responsible use, control, and stewardship over all China Marine assets and resources that are employed by or entrusted to us.
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Not coerce, manipulate, mislead, or unduly influence any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of China Marine’s system of internal controls, financial statements, or accounting books and records.

If you are aware of any suspected or known violations of this Code of Professional Conduct, the Standards of Business Conduct, or other China Marine policies or guidelines, you have a duty to promptly report such concerns either to your manager, another responsible member of management, or a Human Resources representative.

If you have a concern about a questionable accounting or auditing matter and wish to submit the concern confidentially or anonymously, you may do so by sending an e-mail message to a member of the board of directors or audit committee.

China Marine will handle all inquiries discreetly and make every effort to maintain, within the limits allowed by law, the confidentiality of anyone requesting guidance or reporting questionable behavior and/or a compliance concern.

It is China Marine’s intention that the Business Code of Conduct and Financial Code of Conduct be its written Code of Ethics under Section 406 of the Sarbanes-Oxley Act of 2002 complying with the standards set forth in Item 406 of Regulation S-K.